222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609 7697 jtiedt@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
October 2, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Deborah Skeens
Senior	Counsel

Re:	Nuveen Dividend Advantage Municipal Income Fund

(the “Registrant” or the “Acquiring Fund”);

File No. 333-206627

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 23, 2015, with respect to the Registrant’s Registration Statement on Form N-14 filed on August 27, 2015 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Quality Municipal Fund, Inc. (“Quality Municipal”), Nuveen Quality Income Municipal Fund, Inc. (“Quality Income”) and Nuveen Municipal Opportunity Fund, Inc. (“Municipal Opportunity” and together with Quality Municipal and Quality Income, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, complete all missing information in the Joint Proxy Statement/Prospectus and file exhibits in Part C of the Registration Statement.

(1)	Comment: For the staff’s information, please explain the material differences between the Registration Statement and the Registration Statement on Form N-14

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filed on August 27, 2015 relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Municipal Advantage Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc. and Nuveen Dividend Advantage Municipal Fund 2 into Nuveen Dividend Advantage Municipal Fund 3.

Response: The structure of the two transactions, including the form of Agreement and Plan of Reorganization, methodology of allocation of costs, potential benefits and board considerations are substantially the same. Information with respect to the participating funds differ somewhat, including with respect to the type of preferred shares outstanding and being issued in the reorganizations, investment policies and fee schedules. In addition, the new investment management agreement and investment mandate being adopted by the Acquiring Fund and Nuveen Dividend Advantage Municipal Fund 3 are identical, except Nuveen Dividend Advantage Municipal Fund 3 will not adopt a policy of investing all of its assets in securities exempt from the federal alternative minimum tax applicable to individuals.

(2)	Comment: For the staff’s information, please explain whether the Variable Rate Demand Preferred Shares (“VRDP Shares”) or the Variable Rate MuniFund Term Preferred Shares (“VMTP Shares”) issued by the Acquiring Fund in connection with the Reorganizations will be registered under the Securities Act of 1933, as amended (the “1933 Act”).

Response: Given that the outstanding VRDP Shares and VMTP Shares of the Funds were designed and marketed as institutional products, were initially sold only to a limited number of institutional investors in private offerings made in reliance on exemptions from the 1933 Act and are currently held solely by a limited number of institutional investors, the Acquiring Fund has determined to issue such shares in private placement transactions pursuant to an exemption from the registration requirements under the 1933 Act. Accordingly, the VRDP Shares and VMTP Shares will not be registered under the 1933 Act.

(3)	Comment: In the Q&A section and elsewhere in the document, please consider clarifying that preferred shareholders of the Funds are not being solicited to vote on the Reorganizations pursuant to the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

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(4)	Comment: On the Joint Proxy Statement/Prospectus cover page, please consider adding disclosure to the voting table clarifying that each Fund is soliciting its preferred shareholders through a separate proxy statement and not through the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(5)	Comment: For the staff’s information, please discuss why the preferred shareholders of the Funds are being solicited to vote on the Reorganizations pursuant to a separate proxy statement and not through the Joint Proxy Statement/Prospectus.

Response: Following discussions with the staff of both the Division of Investment Management and the Division of Corporation Finance in connection with prior similarly structured transactions, the Funds determined to file a separate proxy statement for the respective holders of preferred shares on Schedule 14A, rather than as part of the combined proxy statement/prospectus filed on Form N-14, because the offering and issuance of the VRDP Shares and VMTP Shares will not be registered under the 1933 Act.

(6)	Comment: Please discuss the impact of the right of the holders of the preferred shares to elect two Board members at all times.

Response: The Registrant has added the requested disclosure in response to the staff’s comment.

(7)	Comment: Please discuss the distinction between the terms “substantially identical” as it relates to the VMTP Shares being issued in the Reorganizations and “substantially similar” as it relates to the VRDP Shares being issued in the Reorganizations and consider adding additional disclosure to the Q&A section

Response: The statement governing the VMTP Shares to be issued generally is the same as the statement for the corresponding Target Fund except for date-specific terms and certain terminology differences between a Massachusetts business trust and Minnesota corporation. With respect to VRDP Shares, there are some changes to the VRDP statements which are described in detail in the proxies directed to preferred shareholders whose shares are being exchanged. The Joint Proxy Statement/Prospectus contains a detailed description of the outstanding shares and shares to be issued in the Reorganizations.

(8)	Comment: For the staff’s information, please discuss the basis for not providing the preferred shareholders of the Acquiring Fund with more information in the sub-section captioned “Multiple Series Risk” regarding the differences among the different series of the Acquiring Fund preferred shares after giving effect to the Reorganizations.

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Response: The Registrant has revised the disclosure in response to the staff’s comment. Additionally, the Registrant notes that each shareholder that is receiving preferred shares of the Acquiring Fund in connection with the Reorganizations is being solicited pursuant to a separate proxy statement on Schedule 14A, which describes the terms and risks of such shares in more detail.

(9)	Comment: In the Q&A section and elsewhere in the document, in connection with the Acquiring Fund’s expanded investment mandate, please clarify in quantifiable terms what it means to have “greater flexibility” to invest in lower rated securities.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(10)	Comment: For the staff’s information, please explain whether shareholders of the Acquiring Fund will receive at least 60 days prior notice of the Acquiring Fund’s change in policy to invest up to 55% of its managed assets in municipal securities that, at the time of investment, are rated Baa/BBB or lower pursuant to Rule 35d-1(a)(2).

Response: The Registrant notes that its policy of investing at least 80% of its managed assets in municipal securities and other securities the income from which is exempt from regular federal income tax is not changing. Accordingly, the Registrant does not believe that the 60-day notice period in Rule 35d-1 applies.

(11)	Comment: When discussing the new investment mandate of the Acquiring Fund in the Q&A section and elsewhere in the document, where the term “Fund” refers to the Acquiring Fund, please replace “Fund” with “Acquiring Fund.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(12)	Comment: In the Q&A section, please consider emphasizing that a greater allocation to lower rated securities may result in greater credit risk.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(13)	Comment: In the Summary Section of the Joint Proxy Statement/Prospectus, when comparing the investment policies and strategies of the Funds, please focus the disclosure on the new investment mandate of the Acquiring Fund rather than the current mandate of the Acquiring Fund.

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Response: The Registrant has revised the disclosure in response to the staff’s comment.

(14)	Comment: Please either revise the Combined Fund Pro Forma column of the credit quality table on page 10 to account for the Acquiring Fund’s new investment mandate or delete that column in its entirety.

Response: The Registrant has removed the Combined Fund Pro Forma column of the credit quality table.

(15)	Comment: Please disclose the principal factors that the Boards considered that did not weigh in favor of the Reorganizations in the Q&A section and under the sub-section titled “Reasons for the Reorganizations,” or, for the staff’s information, please explain why the Registrant believes the current disclosure is appropriate.

Response: The Registrant believes that the principal factors considered by the Board in approving the Reorganizations, as set forth and discussed in detail in the sub-section titled “Reasons for the Reorganizations,” contain a detailed discussion of the Board’s deliberations. The Registrant believes that the disclosure takes into account both positive (e.g., potential for higher earnings) and less favorable (e.g., higher fees and expenses) factors. The Registrant has not included a synopsis of the Board’s deliberations in the Q&A because it believes that such disclosure, without the context of the fuller disclosure, would not be meaningful.

(16)	Comment: In the Q&A section and elsewhere in the document, in connection with the anticipated benefits of the proposed Reorganizations, please clarify the phrase “[m]eaningfully higher net earnings.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(17)	Comment: For the staff’s information, please explain why average annual return information is not listed as a factor considered by the Board in the Q&A section.

Response: Although the Board reviewed historical performance as indicated in the section captioned “Reasons for Reorganization,” the primary incentive for

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the Reorganizations was the change in investment mandate to address broad policy concerns and to provide the benefits to shareholders as outlined. We therefore do not believe the performance factor is warranted in the Q&A.

(18)	Comment: When discussing lower fund administrative costs as an anticipated benefit of the Reorganizations in the Q&A section and elsewhere in the document, please discuss the impact of the increase in the management fees.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(19)	Comment: For the staff’s information, please explain the authority for including the fee waiver in the Comparative Fee Table or, alternatively, remove the fee waiver from the Comparative Fee Table. If it is known that the fee waiver will not be renewed, please state so in the disclosure.

Response: The fee waiver is a firm contractual commitment between the Acquiring Fund and the investment adviser that will be in place for a full year following the closing of the Reorganizations. It is a single contractual arrangement that provides for a waiver that gradually decreases over a one-year period pursuant to a fixed schedule. The fee waiver is not contingent on any third-party event. The amount shown in the fee table represents the weighted average waiver rate over the full one-year period it is to be in effect. Because the fee waiver is a single contractual waiver that will be in place for one year following the closing of the Reorganizations, the Registrant believes the presentation is consistent with Form N-2 and the guidelines thereunder. The Registrant has revised the disclosure to state that the waiver is not expected to be continued.

(20)	Comment: Consider disclosing the current management fee rates and expense ratios of the Funds before the Current Fund-Level Fee Schedules in the Joint Proxy Statement/Prospectus.

Response: The Registrant has added the management fee rates as a percentage of managed assets. The total expenses of the Funds are disclosed in detail in the fee table. The Registrant does not believe that such disclosure is appropriate in a description of the investment management agreement.

(21)	Comment: In the section captioned “Comparison of the Acquiring Fund and each Target Fund,” please disclose the difference between “average total daily net assets” and “average daily managed assets.”

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Response: The contractual fee rates are applied to assets attributable to leverage under the current Investment Management Agreement and the new Investment Management Agreement. The new agreement includes certain TOB trust leverage investments that the Adviser had voluntarily agreed to exclude from total daily net assets. Such investments have been included in the assets and pro forma expense numbers included in the filing and are a component of the increase in fees approved by the Board and that are disclosed to shareholders. The new Investment Management Agreement also reflects updated leverage terminology in light of the development of new types of leverage over time as well as potential new forms of leverage that may be available to the Fund in the future.

(22)	Comment: In the section captioned “Comparison of the Acquiring Fund and each Target Fund,” please clarify what it means to have a “higher decrease” in the fee rate at $2 billion in assets under management when referencing the new investment management agreement.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(23)	Comment: For the staff’s information, please confirm whether the example following the Comparative Fee Table includes the effect of the fee waiver.

Response: The example includes the effect of the fee waiver for one year in each period, using the weighted average value of the waiver over the course of the year during which the fee waiver will be in effect.

(24)	Comment: Please disclose the amount of fees the Funds estimate paying to Computershare Fund Services for proxy solicitation services and the terms of the agreement with Computershare Fund Services.

Response: The Registrant notes that the Joint Proxy Statement/Prospectus identifies the proxy solicitor, describes the services and includes the estimated cost of the services under the caption “Expenses Associated with the Reorganization.” The Registrant believes these are the material terms of the arrangement.

(25)	Comment: Please provide the Commission file numbers of the documents that have been filed with the Commission and incorporated by reference into the Registration Statement.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(26)	Comment: Please revise the disclosure in the first paragraph under “A. Synopsis” in Proposal No. 1 of the Joint Proxy Statement/Prospectus to eliminate the language qualifying the disclosure in that section to more complete information located elsewhere in the Joint Proxy Statement/Prospectus, the Reorganization SAI and the appendices.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

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(27)	Comment: For the staff’s information, please provide the basis for providing the “Regulatory Leverage Ratio” and “Effective Leverage Ratio” below the “Asset Coverage Ratio” in the leverage table in the Joint Proxy Statement/Prospectus. Please also define the term “Asset Coverage Ratio” in the table.

Response: The Funds regularly provide this information in annual reports to shareholders, and this information is similarly provided in the Registration Statement to give shareholders a more complete view of the leverage used by the Funds. The Registrant has added a footnote to define the term “Asset Coverage Ratio.”

(28)	Comment: For the staff’s information, please discuss why a tabular comparison of the fees and expenses paid by the Acquiring Fund under its current investment management agreement to the fees and expenses to be paid by the Acquiring Fund under the new investment management agreement is not presented pursuant to Item 22c of Schedule 14A.

Response: A tabular presentation of the Acquiring Fund’s fees and expenses paid under its current investment management agreement to the Acquiring Fund’s fees and expenses to be paid under the new investment management agreement is provided under Proposal No. 3—A. Approval of New Investment Management Agreement—Comparison of Current Investment Management Agreement and New Investment Management Agreement.”

(29)	Comment: Please bold the last sentence of the disclosure titled “High Yield Securities Risk.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(30)	Comment: For the staff’s information, please confirm that all leverage risk disclosures that are required to be disclosed pursuant to Form N-2 are included in the Registration Statement.

Response: The Registrant believes the leverage risk disclosure contained in the Registration Statement is appropriate and compliant with Item 3(c) of Form N-14. Such disclosure is comparable to the leverage risk disclosure that has appeared in other Form N-14 registration statements, including those relating to numerous reorganizations of Nuveen-sponsored leveraged closed-end funds. We respectfully note that Form N-14 does not incorporate the enhanced risk disclosure regarding the effects of leverage contained in Item 8.3(b) of Form N-2.

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(31)	Comment: Please consider disclosing more prominently in the section captioned “Terms of the Reorganization” the circumstances under which the Agreement and Plan of Reorganization may be amended.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(32)	Comment: Please discuss the conclusions of the Board regarding the approval of the Acquiring Fund’s new investment management agreement.

Response: This disclosure appears in the Joint Proxy Statement/Prospectus under “Proposal No. 3—C. Board Considerations.”

(33)	Comment: In the section captioned “Capitalization” in the Joint Proxy Statement/Prospectus and in the Pro Forma Statement of Assets and Liabilities in the Statement of Additional Information, please remove the impact of the estimated total costs of the Reorganizations from “Paid-in Surplus” and restate it under “Undistributed (Over-distribution of) net investment income.”

Response: The reorganization costs are not deductible expenses for tax purposes, therefore the Registrant believes they should be presented as an adjustment to the “Paid-in Surplus” line item.

(34)	Comment: In the Pro Forma Statement of Assets and Liabilities in the Statement of Additional Information, please clarify whether the distributions identified in footnote (c) are directly attributable to the Reorganizations.

Response: The distributions presented in footnote (c) are related to the Reorganizations, and represent the Target Funds’ distributions of net investment income prior to the Reorganization, as described in the Registration Statement.

(35)	Comment: For the staff’s information, please confirm whether the fee waiver in the Pro Forma Statement of Operations in the Statement of Additional Information includes the amount waived for the full year it is to be in effect.

Response: The Registrant confirms that the fee waiver is reflected in the Pro Forma Statement of Operations and that the amount of the waiver shown represents the weighted average rate of the waiver over the full one-year period it is to be in effect.

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(36)	Comment: In the section captioned “Capitalization” in the Joint Proxy Statement/Prospectus and in the Pro Forma Financial Information in the Statement of Additional Information, please provide the data missing for common and preferred shares under the column titled “Pro Forma Adjustments.”

Response: The Registrant assumes this comment relates to the “Net asset value per common share outstanding” and “Authorized shares” line items. The Registrant believes the current presentation is appropriate. The Registrant notes that these items are not summed across to derive the Combined Pro Forma values; therefore, no Pro Forma Adjustment is presented.

(37)	Comment: Please ensure all balance sheet adjustments are directly attributable to the Reorganizations.

Response: The Registrant confirms that all balance sheet adjustments are directly attributable to the Reorganizations.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt